Distributors of
Internet Resource Management & Security Solutions www.visiongateway.net	visionGATEWAY Inc. 12707 High Bluff Drive, Suite 200, SAN DIEGO, CA 92130 USA Phone - +1-858-794 1416 Fax - +1-858-794 1450

July 27, 2007

Ms Kristi Marrone,
Staff Accountant,
Division of Corporation Finance,
United States Securities and Exchange Commission,
100 F Street N.E.,
Washington, D.C. 20549

Dear Ms. Marrone,

RE:	visionGATEWAY, Inc.
Item 4.01 Form 8-K Filed May 17, 2007 File No. 0-30499

I refer to your letter of May 17, 2007, received on June 6, 2007, in relation to the Commission’s review of our filing on Form 8-K. I also refer to our various conversations on the matter since that date.

We appreciate the review and your assistance to ensure that we meet fully with your requirements. Our responses to your comments have also been reviewed by our former and current auditors.

In relation to your specific review comments we have outlined our responses below:

1.	Statement in relation to former accountant

As outlined in our 8-K :

On May 10, 2007, visionGATEWAY, Inc. and Mantyla McReynolds agreed to end their business relationship where Mantyla McReynolds had been providing services as visionGATEWAY’s accountants and auditors. The visionGATEWAY Board of Directors has agreed to and accepted this change.

The Board wishes to advise that there have not been any disagreements between the Company and its auditors in relation to the Company’s accounts or accounting practices.

Mantyla McReynolds, who are based in Utah, had been retained since visionGATEWAY became listed in March 2004. The companies have jointly agreed that with visionGATEWAY’s current development and growth programs, and its international locations as well as its main US location in California, it would be better for visionGATEWAY to commence this new business cycle with another firm.

As outlined to you these decisions were made after mutual discussions between visionGATEWAY and Mantyla McReynolds. The actual process to end the business relationship occurred with Mantyla McReynolds deciding not to stand for re-election and submitting us their letter of May 10, 2007 confirming that the “client-auditor relationship between visionGATEWAY, Inc. (Commission File Number: 0-30499) and Mantyla McReynolds, LLC, has ceased”. A copy of this letter was sent to your offices at the Commission.

2.	Information required by Item 304 - part 1

The accountant’s report on the financial statements for either of the past two years did not contain any adverse opinion or disclaimer of opinion nor was it qualified or modified as to uncertainty, audit scope or accounting principles.

The accountant’s reports for the Form 10-KSB for the years ended April 30, 2005 and 2006 did include the following paragraph :

“The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 2 to the financial statements, the Company has accumulated losses from operations, minimal assets, and a net working capital deficiency that raise substantial doubt about its ability to continue as a going concern. Management’s plans in regard to these matters are also described in Note 2. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.”

In the Note 2 to the accounts for the Form 10-KSB for the year ended April 30, 2006, it was outlined :

Management plans include continued development of its planned principal operations and seeking capital either through a private placement or public offering. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Fund raising is underway through Aspen Capital Partners Limited the Company's major shareholder in Australia. A major fund raising is nearing completion with an investment organization and is expected to be announced late September 2006.

On page 10 of the same report, the Company outlined :

In the twelve months ended April 2006, with a cutback in activities, visionGATEWAY has been able to acquire investment and loan funds for working capital of approximately US$450,000 from existing and new investors. This has enabled us to pay key operational expenses in Australia and USA, as well as travel and marketing expenses related to the development of distribution and investor efforts in U.S., UK and Australia/New Zealand.

Similarly in the Form 10-QSB for the period ended 31 January 2007, the Company indicated that for the 12 months ending that date it had raised working capital of approximately US$750,000 from existing and new investors, and it continues to do so.

3.	Information required by Item 304 - part 2

During the Company’s two most recent fiscal years and the interim period through to May 10, 2007, there were not any disagreements with the former accountants on any matter of accounting principle or practices, financial statement disclosure, or auditing scope or procedure.

4.	Updated Form 8-K and Exhibit 16 letter

A revised Form 8-K is attached that outlines our responses above to your comments along with an updated letter from the former accountant.

5.	New Accountant

The revised Form 8-K also includes details of the appointment of the new accountant - Gruber & Company LLC. During the last two years and specifically between May 10, 2007 and July 23, 2007, the Company (or anyone on its behalf) did not consult with Gruber & Company regarding any of the accounting or auditing concerns stated in Item 304(a)(2) of Regulation S-B. Since there were no disagreements or reportable events (as defined in Item 304(a)(2) of Regulation S-B), the Company did not consult Gruber in respect to these matters during the time periods detailed herein.

In responding to your comments, the Company acknowledges that:

➢	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;
➢	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
➢	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

I trust the above adequately explains the queries from your review. If there is any aspect of this letter that needs clarification, please do not hesitate to contact me directly on 858-794-1416 or through my e-mail address emersonmf@visiongateway.net.

Very truly yours,

Michael Emerson
Chief Executive Officer
visionGATEWAY

Attachment - Form 8-K of July 27, 2007

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 8-K

CURRENT REPORT
Pursuant to Section 13 OR 15(d) of
The Securities Exchange Act of 1934

For July 27, 2007

visionGATEWAY, Inc.
(Exact name of registrant as specified in its charter)

Nevada	0-30499	90-0015691
(State or other jurisdiction	(Commission	(IRS Employer
of incorporation)	File Number)	Identification No.)

12707 High Bluff Drive, Suite 200, San Diego, California	92130
(Address of principal executive offices)	(Zip Code)

Registrant’s telephone number, including area code: (858) 794-1416

(Former name or former address, if changed since last report.)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions (see General Instruction A.2. below):

☐	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Item 4.01 Change of Certifying Accountants.

On July 23, 2007, visionGATEWAY, Inc. retained Gruber & Company LLC, headquartered in Lake St. Louis, Missouri to provide services as visionGATEWAY’s accountants and auditors. Gruber & Company will perform the Company’s annual audit of its financial statements and other services as required. Gruber & Company audits over forty public companies in the USA and abroad.

The visionGATEWAY Board of Directors has agreed to and confirmed the appointment.

Over the last two years, and particularly between May 10, 2007 and July 23, 2007, the Company (or anyone on its behalf) did not consult with Gruber & Company regarding any of the accounting or auditing concerns stated in Item 304(a)(2) of Regulation S-B. Since there were no disagreements or reportable events (as defined in Item 304(a)(2) of Regulation S-B), the Company did not consult Gruber in respect to these matters during the time periods detailed herein.

On May 16, 2007, the Company filed a Form 8-K in relation to the cessation of the relationship with our former accountant, Mantyla McReynolds. We have amended and updated our remarks in relation to the cessation as follows.

On May 10, 2007, visionGATEWAY, Inc. and Mantyla McReynolds agreed to end their business relationship where Mantyla McReynolds had been providing services as visionGATEWAY’s accountants and auditors. The actual process to end the business relationship occurred with Mantyla McReynolds deciding not to stand for re-election and submitting us their letter of May 10, 2007 confirming that the “client-auditor relationship between visionGATEWAY, Inc. (Commission File Number: 0-30499) and Mantyla McReynolds, LLC, has ceased”.

The visionGATEWAY Board of Directors has agreed to and accepted this change. The Board wishes to advise that there have not been any disagreements between the Company and its auditors in relation to the Company’s accounts or accounting practices.

Mantyla McReynolds, who are based in Utah, had been retained since visionGATEWAY became listed in March 2004. The companies have jointly agreed that with visionGATEWAY’s current development and growth programs, and its international locations as well as its main US location in California, it would be better for visionGATEWAY to commence this new business cycle with another firm. From visionGATEWAY’s perspective it is preferable to retain a firm with an office in California that it can work more directly with and who has international links for the company’s overseas subsidiaries.

Information required by Item 304

The former accountant’s report on the financial statements for either of the past two years did not contain any adverse opinion or disclaimer of opinion nor was it qualified or modified as to uncertainty, audit scope or accounting principles.

The former accountant’s reports for the Form 10-KSB for the years ended April 30, 2005 and 2006 did include the following paragraph :

“The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 2 to the financial statements, the Company has accumulated losses from operations, minimal assets, and a net working capital deficiency that raise substantial doubt about its ability to continue as a going concern. Management’s plans in regard to these matters are also described in Note 2. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.”

In the Note 2 to the accounts for the Form 10-KSB for the year ended 2006, it was outlined :

“Management plans include continued development of its planned principal operations and seeking capital either through a private placement or public offering. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Fund raising is underway through Aspen Capital Partners Limited the Company's major shareholder in Australia. A major fund raising is nearing completion with an investment organization and is expected to be announced late September 2006.”

On page 10 of the same Form 10-KSB report, the Company outlined :
“In the twelve months ended April 2006, with a cutback in activities, visionGATEWAY has been able to acquire investment and loan funds for working capital of approximately US$450,000 from existing and new investors. This has enabled us to pay key operational expenses in Australia and USA, as well as travel and marketing expenses related to the development of distribution and investor efforts in U.S., UK and Australia/New Zealand.”

Similarly in the Form 10-QSB for the period ended 31 January 2007, the Company indicated that for the 12 months ending that date it had raised working capital of approximately US$750,000 from existing and new investors, and it continues to do so in periods since.

During the Company’s two most recent fiscal years and the interim period through to May 10, 2007, there were not any disagreements with the former accountants on any matter of accounting principle or practices, financial statement disclosure, or auditing scope or procedure.

Item 99 - attachment - Exhibit 16 Letter from Mantyla McReynolds LLC of 27 July, 2007

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

visionGATEWAY, Inc.

By:	/s/ Michael Emerson
Michael Emerson Chief Executive Officer

Item 99 - attachment - Exhibit 16 Letter from Mantyla McReynolds LLC of 27 July, 2007

Mantyla McReynolds LLC
   The CPA. Never Underestimate The Value.K

July 27, 2007

Securities and Exchange Commission
Office of the Chief Accountant
100 F Street, N.E.
Washington, DC 20549

Dear Sir/Madam:

We have read the statements included in the Form 8-K dated July 27, 2007, of visionGATEWAY, Inc., to be filed with the Securities and Exchange Commission and are in agreement with the statements contained in Item 4.01 regarding our firm. We are not in a position to agree or disagree with the statements in Item 4.01 regarding the engagement of another auditor.

Very truly yours,

/s/ Mantyla McReynolds, LLC
Mantyla McReynolds, LLC

5872 South 900 East, Suite 250•Salt Lake City, Utah 84121•(801) 269-1818•Fax (801) 266-3481